JPAK GROUP, INC.
15 XingHua Road
LiCang District
Qingdao, Shandong 266041
P.R. China

November 8, 2007

VIA FEDERAL EXPRESS

Edwin S. Kim
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Jpak Group, Inc. - Withdrawal of Registration Statement on Form SB-2

Mr. Kim:

Application is hereby made by Jpak Group, Inc., a Nevada corporation (the “Company”), to withdraw its registration statement on Form SB-2, including all exhibits thereto (the “Registration Statement”). The Registration Statement, which was initially filed with the Securities and Exchange Commission (the “Commission”) by the Company on October 9, 2007, relates to the resale by certain of the Company’s stockholders (the “Selling Stockholders”) of shares of common stock of the Company held by such Selling Stockholders.

In a letter from the Commission to the Company dated October 19, 2007, the Commission determined that the Company failed to qualify as a “small business issuer” and was therefore ineligible to file on Form SB-2 and must instead file on Form S-1 to register the securities of the Selling Stockholders. At the suggestion of the Commission, the Company requests withdrawal of the Registration Statement filed on October 9, 2007 and will file a new registration statement on Form S-1. The Commission has not declared the Registration Statement effective, and no securities have been sold by the Selling Stockholders pursuant to the Registration Statement.

The Company respectfully requests that the Commission (i) grant this application for withdrawal of the Registration Statement and (ii) issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of the Company, with the Commission consenting thereto. It is the Company’s understanding that the Company’s application for withdrawal will be deemed granted at the time of the submission of this application.

The Company hereby further requests, in accordance with Rule 457(p) of the Securities Act of 1933, that all fees paid by the Company to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for further use.

Kindly acknowledge receipt of this letter by date stamping the enclosed copy of this letter and returning it in the postage-paid envelope provided.

Securities and Exchange Commission
November 8, 2007

If you have any questions with respect to the foregoing, please contact Steven M. Skolnick, Esq. of Lowenstein Sandler PC, our legal counsel, at (973) 597-2476.

Very truly yours,

JPAK GROUP, INC.

By:	/s/ Yijun Wang
Yijun Wang
Chief Executive Officer